Teva Files 2013 Annual Report on Form 20-F

Jerusalem, February 24, 2014 – In accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual, Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) (“Teva”) announced today that it has filed its 2013 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission. The Annual Report can be found on the company’s website at www.tevapharm.com as well as on the SEC website at www.sec.gov. In addition, security holders may request a hard copy of the Annual Report, which includes the company’s complete audited financial statements, free of charge. Requests can be made by contacting Teva Investor Relations at 1090 Horsham Road, North Wales PA, 19454 or by phone at (215) 591-8912.

About Teva
Teva Pharmaceutical Industries Ltd. is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.